212-455-7433	dwilliams@stblaw.com

April 30, 2009

Ms. Tia Jenkins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Cresud S.A.C.I.F. & A., Form 20-F/A for Fiscal Year Ended June 30, 2008
Filed December 30, 2008, File No. 001-29190

Ladies and Gentlemen:

On behalf of Cresud S.A.C.I.F. & A. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated March 30, 2009 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 30, 2008, pursuant to the Securities Act of 1933, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff.

Form 20-F/A for Fiscal Year Ended June 30, 2008

Notes to the Consolidated Financial Statements, page F-9

Note 3(a). Revenue Recognition, page F-17

1.	You state that production income is determined based on “quantitative and qualitative” changes of stocks subject to the biological transformation process. Please expand your disclosure to describe the quantitative and qualitative changes so as to enhance the reader’s understanding of your revenue recognition policy with respect to production income.

In response to the Staff’s comment, the Company advises the Staff that beginning on page 158 of the Form 20-F, the Company explained that it had adopted Technical Resolution No. 22 “Agricultural Activities” (RT No. 22) under Argentine GAAP and the results of such adoption. The Company advises the Staff that Note 3(a) Revenue Recognition will be revised in future filings to further include this explanation as detailed below:

RT No. 22 prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

Ms. Tia Jenkins
Securities and Exchange Commission	- 2 -	April 30, 2009

In agricultural activity, a change in physical attributes (quantitatively and qualitatively) of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce, which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest.

Biological transformation comprises the processes of growth, degeneration, production, and procreation that cause qualitative or quantitative changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and milking cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets. Biological transformation results in asset changes through:

•	(i) growth (an increase in quantity or improvement in quality of an animal or plant);

•	(ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant);

•	Or (iii) procreation (creation of additional living animals or plants).

Note 18. Securities Loan, page F-40

2.	We note your disclosure that IGSA sold to Agrology S.A. its equity interest in IRSA for 96 million Pesos in May 2008. We also note that Agrology S.A. is controlled directly or indirectly through your subsidiaries. Please expand your disclosure to describe your accounting treatment of this transaction in accordance with Argentina and US GAAP. We note that there was a securities loan agreement which was also transferred to Agrology. Please also discuss the accounting for the loan and if there are any US GAAP differences.

In response to the Staff’s comment, the Company advises the Staff that IGSA stands for Inversiones Ganaderas S.A., a wholly-owned subsidiary of the Company, as disclosed on page F-11 Note 2.b. Therefore, the transactions between IGSA and Agrology, also a wholly-owned subsidiary of the Company, were consummated between entities under common control with no impact in the consolidated financial position and results of operations of the Company. The transactions in Note 18 were disclosed for informative purposes only. The Company advises the Staff that Note 2.b. will be revised in future fillings to clarify IGSA’s definition.

Ms. Tia Jenkins
Securities and Exchange Commission	- 3 -	April 30, 2009

II. Additional disclosure requirements, page F-52

(a) Statements of Cash Flow, page F-57

3.	We note your disclosure on page F-56 that there are no differences in the type of items considered as cash equivalents under US and Argentine GAAP. However, we also note that you present net increase in cash and cash equivalents of 189,219,332 Pesos for the year ended June 30, 2008, while your statement of cash flows on page F-7 shows an increase in cash and cash equivalents of 434,093,295 Pesos. Please reconcile and quantify the material differences between cash flows reported in Argentine GAAP and cash flows reported in US GAAP.

In response to the Staff’s comment, the Company advises the Staff that there are differences in the type of items considered as cash equivalents between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. However, as disclosed in Note 3.b., according to current Argentine GAAP guidance, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available. Under US GAAP, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, as applicable, and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party or otherwise. As of June 30, 2007 and 2006, there were no differences between cash and cash equivalents under both Argentine and US GAAP because the Company had no investments in mutual funds with the characteristics mentioned before.

Accordingly, cash and cash equivalents between Argentine GAAP and US GAAP are reconciled as follows:

	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006
Cash and cash equivalents as per Argentine GAAP (Note 13 on page F-39)	521,086,431	86,183,136	27,377,050
Less Mutual Funds (*)	(245,683,963)	—	—
Cash and cash equivalents as per US GAAP	275,402,468	86,183,136	27,377,050

Ms. Tia Jenkins
Securities and Exchange Commission	- 4 -	April 30, 2009

(*)	As disclosed in the last paragraph of Note 20.II.e. on page F-57 due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds would be reported as cash flows from investing activities following SFAS 95 provisions.

The Company advises the Staff that Note 20.II.e. will be revised in future filings to clarify the difference in the definition of cash and cash equivalents between Argentine GAAP and US GAAP and will include the reconciliation table described above.

IRSA

(a) Accounting for marketable securities, page F-139

4.	We note that your reconciliation of net income from Argentine GAAP to US GAAP includes an increase to net income for marketable securities of 45,238 pesos. Your table on page F-140 of the estimated fair value of your marketable securities as of June 30, 2008 shows an unrealized gain of 32,653 pesos. Your policy states that you record the unrealized gain in your income statement under Argentine GAAP which would be reversed under US GAAP as these amounts are recorded in other comprehensive income. Please explain why you have recorded income for US GAAP and reconcile the amounts.

In response to the Staff’s comment, the Company advises the Staff that the adjustment for marketable securities of Ps. 45,238 included in the US GAAP reconciliation to net income on page F-137 represents the unrealized loss for the year ended June 30, 2008 which was recognized in profit or loss of the year under Argentine GAAP and reclassified to other comprehensive income (OCI) for the year under US GAAP.

Ms. Tia Jenkins
Securities and Exchange Commission	- 5 -	April 30, 2009

As described above, the ending OCI balance of Ps. 29,652 represents the net effect of the unrealized gross gain of Ps. 32,653 minus the unrealized gross loss of Ps. 3,001 disclosed in the fair value table. The Ps. 29,652 forms part of the overall OCI balance (net of income tax and minority interest) shown on page F-167 as follows:

Components of comprehensive income for the years ended June 30,

	2008	2007
Marketable securities:	(45,236)	49,105
Deferred income tax:	15,833	(17,187)
Minority interest:	1,611	(973)
	(27,792)	30,945

Accumulated other comprehensive income for the years ended June 30,

	2008	2007
Marketable securities:	29,652	74,888
Deferred income tax:	(10,378)	(26,211)
Minority interest:	545	(1,066)
	19,819	47,611

(f) Securitization accounting, page F-141

5.	We note the disclosure that you applied SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” with respect to your securitization accounting. Please tell us whether you considered SFAS No. 156, “Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140” with respect to your securitization accounting.

In response to the Staff’s comment, the Company advises the Staff that the Company applied SFAS No. 156 “Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140” with respect to the securitization accounting. SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” required the initial recognition of a servicing asset or a servicing liability at fair value and its amortization as the subsequent measurement method, assessing the impairment of the servicing asset or the increase in the obligation based on fair value. However, as it relates to subsequent accounting, SFAS No. 156 gives the option to amortize the initial amount or to record it at fair value at each reporting date. Under the amortization method option companies must continue to assess servicing assets for impairment or servicing liabilities for increased obligation based on fair value at each reporting date.

Following SFAS No. 156, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value. Thus, the application of SFAS No. 156 did not have an impact in the Company’s financial position or results of operations.

Ms. Tia Jenkins
Securities and Exchange Commission	- 6 -	April 30, 2009

Tarshop initially recognized a servicing liability at fair value and is subsequently amortizing that amount (as required by SFAS 140 and SFAS 156). The servicing liability balance was Ps. 8.2 million as of June 30, 2008. Disclosures to note the adoption of SFAS 156 will be added in future filings.

The Company confirms its acknowledgment, in connection with its responses to the comment letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

/s/ David L. Williams
David L. Williams

cc:	Yolanda Guobadia, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission
Gabriel Blasi, Cresud S.A.C.I.F. & A.